Via Facsimile and U.S. Mail

December 21, 2006

Mr. W. Marston Becker
Chief Executive Officer
Max Re Capital Ltd.
Max Re House
2 Front Street
Hamilton HM 11 Bermuda

      Re: Max Re Capital Ltd.
            Form 10-K/A for fiscal year ended December 31, 2005
            File No. 000-33047

Dear Mr. Becker:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for fiscal year ended December 31, 2005, as filed on November 13, 2006

Management's Discussion and Analysis

Critical Accounting Policies

Property and casualty revenue recognition, page 32

1. You recognize reinstatement and additional premiums, which appear to be material to your operating results. For example, additional premiums amounted to $189 million in 2005. However, it appears that you have not adequately

explained the accounting for these premiums and related estimation methods and key assumptions. Also, your disclosure does not appear to provide investors with an understanding of the uncertainties in estimating these amounts and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please describe in disclosure-type format the uncertainties in applying your accounting policy for reinstatement and additional premiums, the historical accuracy of this critical accounting estimate, a quantification of its sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Also, provide the following information in disclosure type format.

- Describe the purpose of reinstatement and additional premiums for both assumed and ceded business.
- Describe the terms of your reinsurance contracts that provide for reinstatement and additional premiums, including triggering events and loss thresholds. Clarify whether reinstatement and additional premiums are required or optional.
- Separately quantify reinstatement and additional premiums, the related losses and benefits and the net impact on your operating results for each period presented.
- Explain the methods and key assumptions used to estimate reinstatement and additional premiums.
- Explain how you account for reinstatement premiums. In particular, explain and quantify the impact on your operating results after "restoration of the reinsurance limit of a contract to its full amount after a loss occurrence" and the relationship between such reinstatement premiums and actual losses recognized by you for each period presented. Reference the appropriate authoritative accounting literature in your response.
- Explain how your account for additional premiums. In particular, explain and quantify the impact of recognizing additional premiums "based on loss experience during the policy term or coverage period" and the relationship between such additional premiums and actual losses recognized by you for each period presented. Reference the appropriate authoritative accounting literature in your response.

Losses and benefits, page 33

While you discuss the processes for determining your loss and benefit reserves in the Business section, we believe that you could better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. In order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

2. In projecting ultimate losses, you use paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson and frequency and severity methods. Please describe how you use these methodologies in greater detail and the primary factors that you consider in selecting a methodology to determine your ultimate liability for each of your property/casualty and life/annuity product lines. For example, such disclosure might explain the strengths and weaknesses of each method for more recent as compared to more mature accident years and how multiple methodologies were used to determine the loss reserve for a given accident year or product line at December 31, 2005. Include the following information in your expanded discussion of your reserve methodologies in disclosure-type format.

   - You write reinsurance products on "market terms with participation by other reinsurers." Explain the nature of such participation by these other reinsurers and whether these insurers also participate indirectly through your ceded reinsurance activities.
   - You compute reinsurance loss reserves on a "transaction-by-transaction basis" using "tail-factors." Explain the meaning of this terminology.
   - Whole account coverage appears to be your most significant reinsurance product line. Describe more specifically how you provide for exposures in your loss reserve estimate arising from the "integrated coverage" provisions under these reinsurance contracts.
   - Describe the method you use to calculate the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and case reserves, but there may be other methods as well.
   - You "rely on reserve estimates reported by clients" yet you establish loss reserves "based upon internally generated analysis of loss data provided by clients." Describe this process clarifying when you use client reserve estimates as compared to internally-generated estimates in determining your loss reserves.
   - Describe your process for using industry data when statistical data is insufficient or unavailable.
   - Describe your procedures for determining the adequacy of loss reserves on both an annual and interim reporting basis

3. You "rely on reserve estimates reported by clients," noting that "the quality of the reserve estimation process varies from client to client." In particular, client reserve estimates are based on a "wide variety of actuarial methods" and "there is often a time lag" before clients notify you of reserve re-estimates. Also, you appear to refer to disputes with clients that are resolved through "negotiation." Please describe in disclosure-type format how the risks arising from your reliance upon client-generated information affect your financial reporting. Quantify the historical and expected impact of variations from these estimates on your financial position and results of operations. Also, tell us the following information in disclosure-type format.

- The time lag from when this information is reported to the cedant to when this information is reported to you and whether, how and to what extent this time lag effects your estimates;
- A description of the degree of variation in ceding company reserve practices, including the different actuarial methods and key assumptions used, and how you compensate for these variations;
- The process you perform to determine the accuracy and completeness of the information received from clients, given that you "typically write property and casualty reinsurance products in the form of treaty reinsurance contracts, which provide for automatic reinsuring of a type or category of risk underwritten by your clients" and are "largely dependant on the individual underwriting decisions made by the ceding client;"
- A description of your internally-generated loss analyses and modeling used to validate reserves and other information received from clients;
- How you provide for these data limitations in your reserve estimation process, including related assumptions used to arrive at your best estimate and what specific factors led you to believe this amount is the most realistic;
- Quantification of the frequency and magnitude of re-estimation adjustments for each period presented and,
- The frequency and magnitude of disputes with clients and the duration of "negotiations" for your dispute resolution process.

4. You revise reserve assumptions "as additional historical data becomes available and is reviewed." Please provide expanded discussion and quantification of key assumptions that materially affect your estimates of loss and benefit reserves in disclosure-type format. For each of your key assumptions, quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Note that this discussion should supplement, rather than duplicate disclosure responsive to Industry Guide 6. Identify key assumptions as of December 31, 2005 that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate.

5. In 2005, your estimate of loss reserves recorded in prior years for two specific contracts increased by $179.9 million. We believe that your explanation of the factors causing this change in estimate and determination of reserve adequacy could be improved. Please provide the following information to us in disclosure type format.

   - Describe the significant terms of these two contracts and discuss the specific contractual terms relating to the $179.9 million increase.
   - Identify the counterparties to these two contracts.
   - Describe the "new information" received during 2005 and explain why such information was not available at a previous reporting date. Ensure your disclosure clearly explains why loss recognition occurred in 2005 and was not required in earlier periods.
   - Discuss and quantify the changes in specific reserve assumptions that resulted in the $179.9 million increase in loss reserves.
   - Explain your basis for concluding that similar changes in estimates were not required for other insurance contracts and that your loss reserves were adequate at December 31, 2005.
   - Describe the nature of changes in contractual terms for assumed business made in response to the 2005 adverse loss development.

6. In order to show investors the potential variability in the most recent estimate of your loss reserve present a tabular quantification, in disclosure-type format, of the impact that "reasonably likely" changes in such key assumptions may have on reported results, financial position and liquidity. Explain why management believes the scenarios identified are "reasonably likely." Provide more precise insight into the existence and effects on future operations and financial condition of known loss development trends.

7. Please describe more specifically in disclosure-type format your accounting for ceding commissions paid to clients under assumed reinsurance contracts and recovered from reinsurers under ceded reinsurance contracts. Discuss the factors that determine your accounting for such paid or recovered ceding commissions as

either initially deferred or recorded directly through operations. If material, quantify all such amounts for each period presented.

8. Your reinsurance ceded activities appear to have a material impact on your results of operations, and your accounting for the related cost of reinsurance appears to require estimates. Please provide an expanded discussion in disclosure-type format of your accounting for reinsurance ceded transactions. Include a description and quantification of the judgments and uncertainties surrounding estimates made in this process. Also, within your response, please provide the following information:

   - Describe the type of reinsurance (i.e. prospective or retrospective) and process for computing your cost of reinsurance, including the method used (e.g. interest or recovery method for retroactive contracts) and key assumptions in your calculation.
   - Describe changes you have made to your past reinsurance strategies in developing your current reinsurance strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows.
   - Describe any limitations in your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.
   - Explain how you recognize ceding commission income and cost of reinsurance.
   - Explain and quantify the factors that distinguish "complex" retrocessional contracts from your other retrocessional contracts.

Results of Operations, page 35

9. An objective of MD&A is to provide information about the quality and potential variability of earnings and cash flow to facilitate investors' determination of the likelihood that past performance is indicative of future performance. In particular, we believe your MD&A discussion and analysis in the sections, "Net loss" (life and annuity reinsurance segment) and "Net gains on alternative investments," could be improved. Please provide the following information in disclosure-type format for each period presented, ensuring that specific factors underlying changes in these income statement captions are adequately discussed and quantified.

- In the section, "Net loss," you indicate that investment income from premiums received will be sufficient to fund benefit payments and provide for a profit margin. However, the life and annuity reinsurance segment produced net losses of $43.7 million, $34.7 million and $34.7 million in 2005, 2004 and 2003 respectively. Provide an expanded explanation for these recurring losses and the likelihood that they will continue in the future.
- In the section, "Net gains on alternative investments," provide expanded discussion and quantification of:
    - o The degree of variability inherent in DaVinci's most recent loss reserve estimate of its catastrophe exposures and the reasonably likely impact this variability may have on future reported results, financial condition and liquidity.
    - o Separately quantify your equity participation in the operating results for Grand Central Re and DaVinci Re for each period presented.
    - o You state that Grand Central Re has been placed in runoff. Provide expanded discussion and quantification of the expected impact of this runoff business on your future operating results.
    - o Provide expanded discussion of the underlying factors causing the Max Re Diversified investment return to decrease from $111.9 million in 2003 to $66.1 million in 2005 and the degree of variability inherent in this investment portfolio and the reasonably likely impact this variability may have on future reported results, financial condition and liquidity.
    - o You state that the alternative investment strategies were selected because of their "low volatility and low correlation with the stock market, the bond market and each other." Explain more specifically how you consider the risks inherent in your alternative investment portfolio, particularly distressed securities investing, diversified arbitrage and event-driven arbitrage investments, to have low volatility.
    - o Explain how you consider the apparent volatility inherent in the alternative investments held by Max Re Diversified in matching "the duration and structure of the investment portfolio to the duration and structure of the liability portfolio" and in using "dynamic financial analysis" to determine your "overall asset and liability risk and the potential for adverse scenarios producing projected losses and potential adverse cash flow."

Financial Condition, page 42

10. You state that in 2005 cash flow from operations decreased from $597 million in 2004 to $389 million due to the commutation of a large reinsurance contract but

appear to provide no further discussion of the likelihood of additional
commutations or other unexpected reinsurance transactions on future liquidity and
results of operations. Please describe in disclosure-type format your accounting
for commutations and quantify the related impact on operating results and cash
flows for all commutations for each period presented. Include discussion of the
facts and circumstances regarding why the reinsurance contract was commuted,
the factors that you consider in deciding to commute a contract, and the likelihood
that such commutations may occur in the future. Identify the counterparty to this
large reinsurance contract.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Investments, page F-15

11. Your equity in the losses of your private equity reinsurance investments, Grand
Central Re and DaVinci Re Holdings, appear to be material in 2005. Please
provide us with your analysis under Rules 3-09 and 4-08(g) of Regulation S-X
indicating why you did not provide the financial statements or summary financial
information for these equity method investments.

* * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your letter should key your responses to our comments.
Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under
the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the
filings;
• staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                    Sincerely,

                                    Jim B. Rosenberg
                                    Senior Assistant Chief Accountant